NOTICE TO READER:

On March 29, 2017 we filed our Audited Annual Consolidated Financial Statements for the year ended December 31, 2016. Those financial statements presented the comparative period for the eight months ended December 31, 2015.

We are refilling the attached Amended Audited Annual Consolidated Financial Statements to include an additional comparative period for the year ended April 30, 2015, as required by National Instrument 51-102. The comparative period for the year ended April 30, 2015 included in the attached Amended Audited Annual Consolidated Financial Statements is reported in US dollars, which is the reporting currency of the Company as of 2016.

Other than the presentation of the additional comparative period there are no other changes contained in these refiled Amended Audited Annual Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014

Year ended December 31, 2016, the stub year (eight months) ended December 31, 2015, and the year ended April 30, 2015

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that assets are properly accounted for and adequately safeguarded and that the financial information is relevant, reliable and accurate.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfils its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(signed) “Anthony Makuch”	(signed) “Philip C. Yee”
Anthony Makuch	Philip C. Yee
President and Chief Executive Officer	Executive Vice President and Chief
Financial Officer

August 1, 2017
Toronto, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Kirkland Lake Gold Ltd.

We have audited the accompanying consolidated financial statements of Kirkland Lake Gold Ltd., which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014, the consolidated statements of operations and comprehensive income (loss), cash flows and changes in equity for the year ended December 31, 2016, the eight-month period ended December 31, 2015, and year ended April 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kirkland Lake Gold Ltd. as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2016, the eight-month period ended December 31, 2015 and the year ended April 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements which indicates that the comparative information presented as at December 31, 2015, April 30, 2015 and April 30, 2014 and for the eight-month period ended December 31, 2015 and the year ended April 30, 2015 has been restated to reflect a change in reporting currency.

Original Signed by:

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
August 1, 2017
Toronto, Canada

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

		restated for change in reporting currency (Note 2)
As at	Note	December 31, 2016	December 31, 2015	April 30, 2015	April 30, 2014
Assets
Current assets
Cash and cash equivalents		$234,898	$67,718	$66,278	$35,500
Accounts receivable	14	7,481	5,841	4,948	4,230
Inventories	15	40,926	9,970	12,882	14,955
Prepaid expenses and other current assets		6,581	2,617	4,066	2,474
		289,886	$86,146	88,174	57,159
Non-current assets
Other long-term assets	16	6,187	2,982	1,118	1,860
Restricted cash	17	20,042	-	6,523	7,214
Mining interests and plant and equipment	18	976,044	261,097	289,745	307,396
Deferred tax assets	13	6,535	-	-	-
		1,298,694	350,225	$385,560	$373,629

Liabilities
Current liabilities
Operating Loan		-	-	$1,650	$5,933
Accounts payable and accrued liabilities	19	72,076	19,445	23,940	25,947
Promissory notes payable		-	-	-	3,036
Convertible debentures	22	84,961	-	-	-
Finance leases	20	12,877	4,254	3,835	6,508
Income taxes payable		3,747	91	-	206
Deferred premium on flow through shares	24 (a)	2,943	-	159	-
Provisions	23	20,975	-	-	-
		197,579	23,790	29,585	41,630
Non-current liabilities
Convertible debentures	22	-	78,807	88,627	97,589
Share based liabilities	21	436	-	-	-
Provisions	23	40,994	4,753	5,856	5,247
Finance leases	20	15,157	5,980	7,039	11,228
Deferred tax liabilities	13	138,614	11,030	5,267	1,385
		392,780	124,360	136,374	157,078
Shareholders' equity
Share capital		$900,389	$288,556	$286,680	$252,759
Equity portion of convertible debentures	22	15,674	15,674	15,674	15,674
Reserves		(21,588)	(47,697)	(16,768)	1,497
Retained earnings (deficit)		11,439	(30,668)	(36,399)	(53,378)
		$905,914	$225,865	249,186	216,551
		1,298,694	$350,225	$385,560	$373,629

Commitments and contractual obligations (Note 29)
Subsequent events (Note 30)

APPROVED ON BEHALF OF THE BOARD:

Signed “Jeff Parr”, DIRECTOR	Signed “Anthony Makuch”, DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the year ended December 31, 2016, the eight months ended December 31, 2015 and the year ended April 30, 2015
(In thousands of United States Dollars, except per share amounts)

		restated for change in reporting currency (Note 2)
		Year ended	Eight months ended	Year ended
	Note	December 31, 2016	December 31, 2015	April 30, 2015
Revenue		$406,664	$115,796	$191,219
Production costs	8	(198,369)	(64,730)	(112,757)
Royalty expense		(15,587)	(2,948)	(5,078)
Depletion and depreciation		(59,066)	(18,346)	(29,816)
Earnings from mine operations		133,642	29,772	43,568
Expenses
General and administrative	9	(11,991)	(4,674)	(5,946)
Transaction costs	6	(17,746)	-	-
Exploration and evaluation		(15,839)	(4,241)	(5,316)
Care and maintenance	10	(4,056)	-	-
Earnings from operations		84,010	20,857	32,306
Other income (loss), net	11	148	(1,282)	2,585
Finance items				-
Finance income	12	843	727	406
Finance costs	12	(11,738)	(7,500)	(13,346)
Net earnings before taxes		73,263	12,802	21,951
Current income tax expense	13	(2,800)	(228)	(220)
Deferred tax expense	13	(28,356)	(6,843)	(4,753)
Net earnings		$42,107	$5,731	$16,978
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale investments, net of tax	16	340	-	-
Exchange differences on translation of foreign operations		987	(31,561)	(21,651)
Comprehensive income (loss)		$43,434	($25,830)	($4,673)

Basic earnings per share	24 (b(iii))	$0.35	$0.07	$0.23
Weighted average number of common shares outstanding (in 000's)
Basic	24 (b(iii))	121,172	80,571	73,335
Diluted	24 (b(iii))	123,889	81,181	74,145

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of United States Dollars)

		restated for change in reporting currency (Note 2)
		Year ended	Eight months ended	Year ended
	Note	December 31, 2016	December 31, 2015	April 30, 2015
Operating activities
Net earnings		$42,107	$5,731	$16,978
Depletion and depreciation		59,066	18,346	29,816
Share based payment expense		1,710	1,008	3,616
Other (income) loss, net		(148)	1,282	(2,585)
Finance items, net		10,518	6,708	12,940
Income tax expense		31,156	7,071	4,973
Change in non-cash working capital	25	36,519	(788)	1,534
Net cash provided by operating activities		180,928	39,358	67,272
Investing activities
Additions to mining interests	18	(58,223)	(20,599)	(36,071)
Buy back of royalty	18	(30,669)	-	-
Additions to property, plant and equipment	18	(15,471)	(4,938)	(5,177)
Cash and cash equivalents received on business combinations	6	76,067	-	-
Transfer from restricted cash, net		7,430	6,523	-
Proceeds on dispositions of assets		749	-	3
Net cash used in investing activities		(20,117)	(19,014)	(41,245)
Financing activities
Net proceeds from exercise of stock options		5,786	1,501	796
Net proceeds from share issuance		-	-	28,251
Net proceeds from flow through financings	24 (a)	16,648	-	6,205
Interest paid, net of interest received of $843 (2015 - $727)		(6,329)	(5,952)	(8,810)
Repayment of operating line		-	(1,542)	(3,913)
Repayment of promissory note		-	-	(2,893)
Payment of finance lease obligations		(7,908)	(2,881)	(5,438)
Buy back of convertible debentures		(466)	(1,445)	(4,196)
Net cash provided by (used in) financing activities		7,731	(10,319)	10,001
Impact of foreign exchange on cash balances		(1,362)	(8,584)	(5,249)
Change in cash and cash equivalent during the period		167,180	1,440	30,778
Cash and cash equivalents, beginning of period		67,718	66,278	35,500
Cash and cash equivalents, end of year		$234,898	$67,718	$66,278

Supplementary cash flow information – Note 25

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
(In thousands of United States Dollars, except share information)

		Share Capital				Reserves			Shareholders'
								(Accumulated	Equity
"Periods from May 1, 2014 to April 30, 2015 and the				Equity portion		Foreign currency	Investment	Deficit)/
period ended December 31, 2016 have been restated for				of convertible	Share based	translation	revaluation	Retained
the change in reporting currency" (Note 2)	Note	Shares (000s)	Amount	debentures	payments	reserve	reserve	earnings

Balance at May 1, 2014		147,689	$252,759	$15,674	$21,197	($19,700)	$0	($53,378)	$216,551
Issuance of shares, net of issue costs		16,706	26,783	-	-	-	-	-	26,783
Flow-though share issuance, net of issue costs		4,049	6,211	-	-	-	-	-	6,211
Exercise of share options, including transfer from reserves		626	1,030	-	(293)	-	-	-	737
Deferred tax expense related to issuance costs		-	(103)	-	3	-	-	-	(99)
Share based payments		-	-	-	3,676	-	-	-	3,676
Foreign currency translation		-	-	-	-	(21,651)	-	-	(21,651)
Other comprehensive loss		-	-	-	-	-	-	-	-
Net income		-	-	-	-	-	-	16,979	16,979
Balance at April 30, 2015		169,070	$286,680	$15,674	$24,582	($41,351)	$-	($36,399)	$249,186
Exercise of share options, including transfer from reserves		1,363	1,876	-	(375)	-	-	-	1,501
Shared based payments expense	24 (b(ii))	-	-	-	1,008	-	-	-	1,008
Foreign currency translation		-	-	-	-	(31,561)	-	-	(31,561)
Other comprehensive loss		-	-	-	-	-	-	-	-
Net earnings		-	-	-	-	-	-	5,731	5,731
Balance at December 31, 2015		170,433	$288,556	$15,674	$25,215	($72,912)	$-	($30,668)	$225,865
Acquisition of St Andrew Goldfields	6 (b)	70,249	112,706	-	2,069	-	-	-	114,775
Flow through share issuance, net of issue costs	24 (a)	2,205	9,405	-	-	-	-	-	9,405
Exercise of share options, inclcuding transfer from reserves		4,490	8,140	-	(2,521)	-	-	-	5,619
Deferred tax expense related to issuance costs		-	-	-	-	-	-	-	-
Share based payments expense	24 (b(ii))	-	-	-	1,319	-	-	-	1,319
Acquisition of Newmarket Gold, net of share issue costs of $162	6 (a)	178,492	477,878	-	24,062			-	501,940
Consolidation of shares	6 (a)	(223,581)	-	-	-	-	-	-	-
Flow through share issuance, net of issue costs	24 (a)	692	3,389	-	-	-	-	-	3,389
Exercise of share options and other equity based instruments, including transfer from reserves of $148		53	315	-	(148)	-	-	-	167
Foreign currency translation		-	-	-	-	987	-	-	987
Other comprehensive income		-	-	-	-	-	340	-	340
Net earnings		-	-	-	-	-	-	42,107	42,107
Balance at December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	$340	$11,439	$905,914

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

1.	DESCRIPTION OF BUSINES AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold” , or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the OTCQX Market. The Company’s head office, principal address and record office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

On November 30, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake”), at the time a publicly listed company which owned and operated two mining complexes in Kirkland Lake as well as several exploration properties in the province of Ontario, completed a Plan of Arrangement (the “Arrangement” – note 6) with Newmarket Gold Inc. (“Newmarket”), a publicly listed company which owned and operated several mines as well as various exploration properties in Australia. Under the Plan of Arrangement all existing Old Kirkland Lake common shares were exchanged into Newmarket common shares at a ratio of 1:2.1053. Old Kirkland Lake became a wholly-owned subsidiary of Newmarket, which was then renamed “Kirkland Lake Gold Ltd.” At the same time the Company completed a consolidation of the combined common shares on the basis of 0.475 post-consolidation shares for each one pre- consolidation share.

On January 26, 2016, Old Kirkland Lake acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (” St Andrew” - note 6). St Andrew was a Canadian based gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario and operated the Holt, Holloway and Taylor mines, together referred to as the Holt Complex.

2.	BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies applied in these consolidated financial statements are presented in note 3 and have been applied consistently to all years unless otherwise noted. These consolidated financial statements were approved by the Company’s Board of Directors on August 1, 2017.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in note 3 and have been consistently applied in each of the periods presented.

The November 30, 2016 Arrangement with Newmarket is considered a business combination under IFRS with Old Kirkland Lake being the acquirer for accounting purposes (note 6(a)). As such the comparative information in these financial statements is the Old Kirkland Lake comparative information, with the results of operations of Newmarket consolidated from November 30, 2016 (the “acquisition date”).

In 2015 Old Kirkland Lake changed its fiscal year end from April 30 to December 31. As such, the comparative period ended December 31, 2015, is a stub year comprised of eight months.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Change in Reporting Currency

Following the business combination with Newmarket, the Company retrospectively changed its reporting currency from Canadian dollars (“CAD”) to United States dollars (“USD”) with effect from the year ended December 31, 2016. The Company applied the change retrospectively to the comparative periods as at December 31, 2015, April 30, 2015 and April 30, 2014 and for the eight months ended December 31, 2015 and the year ended April 30, 2015.

A change in the reporting currency represents a change in accounting policy in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors requiring the restatement of comparative information. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the following methodology was followed in restating historical financial information from CAD into USD and translating the information as at December 31, 2015, April 30, 2015 and April 30, 2014, and for the eight months ended December 31, 2015 and the year ended April 30, 2015.

-

Non-USD assets and liabilities were translated at the relevant closing exchange rate at the end of each reporting period. Non-USD items of income and expenditure and cash flows were translated at rates that approximate the exchange rates at the dates of the transactions (i.e. average rates for the period);

-

The foreign currency translation reserve was reset to $Nil as at May 1, 2010, the date on which the Company adopted IFRS, in line with IFRS 1 First-time adoption of International Financial Reporting Standards. Share capital and other reserves, as appropriate, were translated at the historic rates prevailing at the dates of underlying transactions; and

-

The effects of translating the Company’s financial results and financial position into USD were recognized in accumulated other comprehensive income (loss) and the foreign currency translation reserve in the consolidated statement of changes in equity.

The functional currencies of the Company’s various subsidiaries remain unchanged (note 3(b)). References in these consolidated financial statements to “C$” are to Canadian dollars and references to "A$" are to Australian dollars.

3.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)    Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The subsidiaries of the Company as at December 31, 2016 and their principal activities are described below:

	Country of	Proportion of
Name	Incorporation	Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrews Goldfields Ltd.	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Newmarket Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Down Under Finance Corporation Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Leviathan Resources Pty Ltd.	Australia	100%	Holding Company
Stawell Gold Mines Pty Ltd.	Australia	100%	Operating
Newmarket Gold NT Holdings Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Operating
0982583 B.C. Ltd.	Canada	100%	Inactive
0982576 B.C. Ltd.	Canada	100%	Inactive
Newmarket America Holdings Inc.	U.S.A.	100%	Inactive

b)    Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the reporting currency for the Company (note 2).

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

c)    Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition related costs are expensed as incurred.

d)    Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company, the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer.

e)    Financial Instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Available for sale financial assets

Available for sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings (loss). The Company has classified its investments in certain public and private companies as available for sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including accounts payable and accrued liabilities, convertible debentures, finance leases, share based liabilities and provisions are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available for sale asset is impaired, the change in fair value is transferred to net earnings (loss) in the period, including cumulative gains or losses previously recognized in other comprehensive income or loss. Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in net earnings (loss) but included in other comprehensive income.

f)    Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g)    Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit and bullion inventories) as well as materials and supplies inventory.

For work-in-process inventory the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

Supplies net realizable value is measured by replacement cost.

h)    Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration and evaluation expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

-	a significant portion of plant/mill capacity has been achieved;
-	a significant portion of available funding is directed towards operating activities;
-	a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or at fair value if purchased as part of a business combination. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(i).

Depreciation is recorded on a straight-line or unit of production basis, over the shorter of the useful life of the asset or the remaining life of the mine; the life of mine is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	Life of mine
Vehicles and mobile equipment	3-5 years
Office equipment	5 years
Computer equipment	3 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)    Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’slength basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

k)    Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are realized.

l)    Share based payments

The Company has the ability under certain share based compensation plans (note 21 and 24(b(i)) to grant equity based awards to directors, officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings (loss) or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings (loss) or capitalized in mining properties (for options granted to individuals involved on specific projects).

The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs with a corresponding amount recorded in reserves until the respective shares are issued in settlement of the PSUs and RSUs.

Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash. The fair value of the DSUs awarded, representing the fair market value of the Company’s shares is recognized as share based compensation expense at grant date with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense or recovery in the period.

As a result of the Newmarket acquisition (note 6) the Company assumed phantom stock units previously granted to certain Australian employees, all of which vested at the date of transaction. Each of the phantom units entitles the holder to a cash payment on exercise based on the market value of the Company’s shares on the date of exercise less the strike price of the phantom share unit.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Phantom share units are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s shares and are revalued at each reporting date based on the difference between the quoted market price of the Company’s shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in the consolidated statement of operations with a corresponding entry in share based liabilities

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

m)    Pension plans

Old Kirkland Lake has a pension plan whereby it contributes a fixed percentage of the employees’ salary to the plan if matched by employees’ contribution to a Registered Retirement Savings Plan (“RRSP”). St Andrew has a defined contribution pension plan whereby St Andrew contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to profit or loss, or capitalized to mining interests for employees directly involved in the specific projects. Subsequent to year end, effective March 1, 2017 the Company consolidated both plans into a new defined contribution pension plan, which covers all of the Company’s employees of the Canadian operations. Under the new plan, the Company contributes a fixed percentage of the employees’ salaries to the pension plan.

n)    Deferred income taxes

Taxes, comprising both income taxes and mining taxes, are recognised in profit and loss, except when they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss), or directly in equity, respectively.

Deferred income taxes are recognised in the financial statements using the balance sheet liability method of accounting, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)    Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

p)    Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

q)    Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

r)    Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share, except when assessing the dilution impact of the convertible debt, where the if-converted method is used. The treasury method assumes that outstanding stock options, PSUs and RSUs with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all convertible debt has been converted in determining fully diluted earnings or loss per share if they are in the money, except where such conversion would be anti-dilutive.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of the related mining property and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew Goldfields on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of a cquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquire and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Accounting Estimates and Assumptions

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2016 and stub year ended December 31, 2015.

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense and the determination of the timing of rehabilitation provision costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

5. CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Changes in Accounting Policies

IAS 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality considerations apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. There were no material changes to the Company’s consolidated financial statements upon adoption.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Accounting Standards Issued But Not yet Adopted

IFRS 2, Share Based Payments

Final amendments to IFRS 2, Share Based Payments ("IFRS 2") were issued in June 2016 to clarify the classification and measurement of share based payment transactions. These amendments deal with variations in the final settlement arrangements including; (a) accounting for cash settled share based payment transactions that include a performance condition, (b) classification of share based payment transactions with net settlement features, and (c) accounting for modifications of share based payment transactions from cash settled to equity. These changes are effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of the changes to IFRS 2.

IAS 7, Statement of Cash Flows

The IASB issued amendments to IAS 7, Statement of Cash flows (“IAS 7”), in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment will require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The Company will adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 7.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 12.

IFRS 9, Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

6. BUSINESS COMBINATIONS

a) Acquisition of Newmarket Gold Inc.

The acquisition of Newmarket was completed on November 30, 2016 (the “closing date”). Pursuant to the Plan of Arrangement, Old Kirkland Lake shareholders received 2.1053 Newmarket shares for each Old Kirkland Lake share outstanding at the closing date. Concurrent with the closing, the Company undertook a 0.475 for 1 share consolidation with former shareholders of Newmarket receiving 0.475 of a post-consolidated Company share for every one pre-consolidated share of Newmarket in order to set the post combination share capital in line with Old Kirkland Lake share capital.

On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options, performance share units and phantom share units of Newmarket.

The Company has determined that the acquisition of Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with Old Kirkland Lake as the acquirer. Although the previous Newmarket legal entity remains the top public entity in the corporate structure, Old Kirkland Lake was determined to be the acquirer, through completion of a reverse acquisition, as its shareholders retain majority control post-Arrangement, the composition of the Board reflects a majority of pre-Arrangement Old Kirkland Lake Board members, and Old Kirkland Lake has retained key management functions of the combined business. The acquisition of Newmarket expands and diversifies the Company’s production profile through the addition of producing mines in Australia. The Company incurred transaction costs of $15,465 related to the Arrangement, expensed in accordance with IFRS 3, Business Combinations. The Company also incurred $162 of share issue costs which were netted against share capital.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

In the accounting for the reverse acquisition, the consideration is determined by reference to the fair value of the number of shares the legal subsidiary, being Old Kirkland Lake, would have issued to the legal parent entity, being the Company, to obtain the same ownership interest in the combined entity. As a result, the consideration is measured at the value of 84,784,000 shares on a post-consolidation basis that would have been issued by Old Kirkland Lake.

The following table summarizes the fair value of the consideration paid and the preliminary estimates of the fair values of identified assets acquired and liabilities assumed from Newmarket. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired and deferred taxes within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements.

Purchase Price
Common shares issued	$478,040
Options and performance share units assumed	24,062
$502,102

Net Assets Acquired
Assets
Cash and cash equivalents	$68,286
Current assets, excluding cash and cash equivalents	41,542
Mining interests and plant and equipment	549,575
Restricted cash	19,369
Available for sale investments	5,425

Liabilities
Accounts payable and accrued liabilities	$29,379
Environmental rehabilitation and other provisions	42,560
Finance lease obligations	5,074
Deferred income tax liabilities	105,082
$502,102

These consolidated financial statements include revenue of $33,931 and earnings from mine operations of $3,186 related to Newmarket mine operations, from the close of the Arrangement to December 31, 2016.

b)    Acquisition of St. Andrew Goldfields

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

On January 26, 2016, Old Kirkland Lake completed the acquisition of St Andrew, a previously TSX listed company, and acquired all of the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “Acquisition”).

Pursuant to the Acquisition, Old Kirkland Lake acquired all outstanding St Andrew common shares in exchange for 0.0906 of one common share of the Old Kirkland Lake (the “Exchange Ratio”) and issued 33,367,488 post consolidation common shares. In addition, St. Andrew stock options were replaced with Old Kirkland Lake stock options at the transaction Exchange Ratio. Upon completion of the Acquisition, St Andrew shareholders held, in aggregate, a 29% interest in Old Kirkland Lake.

The Company determined that the acquisition of St Andrew was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for it in accordance with this standard using the acquisition method with Old Kirkland Lake as the acquirer. St Andrew is currently a wholly owned subsidiary of the Company. The business combination expands and diversifies the Company’s production profile through the addition of the St. Andrew properties in northern Ontario. $2,281 of transaction costs incurred in relation to the acquisition of St Andrew are expensed in accordance with IFRS 3, Business Combination.

For the year ended December 31, 2016 revenue of $159,237 and earnings from mine operations of $51,032 related to the newly acquired St Andrew mine properties has been included in these consolidated financial statements.

The following table summarizes the fair value of the consideration transferred to St Andrew shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed. The Company used a discounted cash flow model to estimate the expected future cash flows of the properties. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine as at the acquisition date.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Purchase Price
Common shares issued	$112,706
Stock options assumed on acquisition	2,069
$114,775

Net Assets Acquired
Assets
Cash and cash equivalents	$7,781
Current assets, excluding cash and cash equivalents	18,571
Mining interests	44,007
Plant and equipment	50,245
Restricted cash	8,103
Other long term assets	154
Deferred tax assets	15,210

Liabilities
Accounts payable and accrued liabilities	$12,021
Environmental rehabilitation provision	6,742
Finance lease and other obligations	4,746
Deferred income tax liabilities	5,787
$114,775

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

c)        Pro forma effect of business combinations

Had the acquisitions of Newmarket and St Andrew taken place on January 1, 2016, the total pro forma consolidated revenue and earnings from mine operations for the Company would have been $677,712 and $225,646, respectively, an increase of $271,048 and $92,004, for the year ended December 31, 2016.

8. PRODUCTION COSTS

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
Operating costs	$198,026	$64,473	$111,515
Share based payment expense note 24(b(ii))	343	257	1,243
Production costs	$198,369	$64,730	$112,757

9. GENERAL AND ADMINISTRATIVE

General and administrative expenses for the year ended December 31, 2016, the eight month period ended December 31, 2015, and the year ended April 30, 2015 include the following:

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
General and administrative costs	$9,137	$3,923	$3,572
Severance payments	1,624	-	-
Share based payment expense note 24(b(ii))	1,230	751	2,373
General and Administrative	$11,991	$4,674	$5,946

Severance payments represent termination and severance payments regarding certain executive changes as a result of a restructuring undertaken by the Company in 2016.

10. CARE AND MAINTENANCE EXPENSES

Care and maintenance includes expenses incurred on the Company’s Stawell mine in Australia (in care and maintenance since December 13, 2016) and the Hislop mine acquired with St Andrew (in care and maintenance as at January 26, 2016, the date of acquisition and on temporary suspension since September 30, 2016). Care and maintenance for the year ended December 31, 2016 is as follows ($Nil in stub year 2015, since both mines acquired in 2016):

Year ended December 31, 2016
Stawell mine	$3,976
Hislop mine	80
Total Care and Maintenance Expenses	$4,056

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

11. OTHER INCOME (LOSS)

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
Loss on disposal of non core mining interests and plant and equipment note 18	($1,007)	($228)	$0
Amortisation of deferred premium on flow through shares note 24(a)	911	156	150
Unrealized and realized foreign exchange gain (loss), net	429	(1,208)	612
Other income (loss), net	(185)	-	1,824
Other income (loss)	$148	($1,282)	$2,585

Unrealized and realized foreign exchange gain (loss), net for the year ended December 31, 2016 includes $Nil of unrealized and realized loss (stub year 2015 - $1,228, 2015 - $Nil) from foreign exchange forward contracts; the contracts were fully settled in 2015 and no new contracts entered in 2016.

12. FINANCE ITEMS

Finance income and expense for the year ended December 31, 2016 and eight months ended December 31. 2015 includes the following:

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
Interest income on bank deposits	$843	$727	$406
Finance income	$843	$727	$406
Convertible debentures note 22	($10,346)	($6,956)	($12,101)
Interest on capital leases and other loans	(603)	(360)	(1,004)
Finance fees and bank charges	(412)	(118)	(97)
Unwinding of discount on rehabilitation provision note 23	(377)	(66)	(143)
Finance expense	($11,738)	($7,500)	($13,346)

13. INCOME TAXES

a) Provision for income taxes

A reconciliation of income tax expense and the product of accounting income before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
Net earnings before taxes	$73,263	$12,802	$21,951
Computed income tax expense at Canadian statutory rates (25%)	$18,316	$3,201	$5,488
Statutory permanent differences	3,697	331	1,584
Foreign tax rate differential	(491)	-	-
Current and deferred Ontario Mining Tax	8,442	3,114	(498)
Tax benefit not recognized	570	-	-
Renouncement of flow through expenditures	1,229	762	-
Revision in estimates	282	(337)	(1,434)
Other	(888)	-	(166)
Income tax expense	$31,156	7,071	4,973
Current income tax expense	2,800	228	220
Deferred tax expense	$28,356	$6,843	$4,753

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

b)        Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2016 and 2015 are as follows:

As at December 31,	2016	2015
Deferred income tax assets:
Mining interests and plant and equipment	($19,714)	$-
Environmental rehabilitation provision	1,806	-
Financing costs	364	-
Ontario Mining Tax	1,911	-
Loss carry forwards	22,179	-
Inventory	40	-
Other	(51)	-
	$6,535	$-

As at December 31,	2016	2015
Deferred income tax liabilities:
Mining interests and plant and equipment	($127,284)	($7,385)
Environmental rehabilitation provision	5,054	1,189
Financing costs	315	372
Ontario Mining Tax	(15,751)	(3,209)
Discount of convertible debentures	(943)	(1,653)
Loss carry forwards	3,043	-
Inventory	(3,788)	-
Other	739	(344)
	($138,614)	($11,030)

Movements in net deferred tax liabilities for the year ended December 31, 2016 and stub year ended December 31, 2015 are as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Opening balance	($11,030)	($5,267)
Recognised in purchase price	(95,670)	-
Recognised in profit and loss	(28,356)	(6,843)
Foreign currency translation	2,977	1,080
Net deferred income tax liabilities	($132,079)	($11,030)

At December 31, 2016, deferred tax liabilities have not been recognized in respect of the aggregate amount of $83 million (December 31, 2015 - $Nil) of taxable temporary differences associated with investments in subsidiaries. The Company controls the timing and circumstances of the reversal of these differences, and the differences are not anticipated to reverse in the foreseeable future.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Deferred tax assets have not been recognized in respect of the following temporary differences because it is not probable that future taxable profit will be available against which the Company can use the benefits.

As at December 31,	2016	2015
Investments	$308	$0
Canadian capital loss carryforwards	-	769
Investment tax credits	12,187	12,131
Mining interests	10,712	-
Australian non-capital loss carryforwards	112,779	-
Provision for reclamation provision and acrued liabilities	21,440	-
Australian royalty tax	249,577	-

As at December 31, 2016, the Company had the following Canadian and Australian income tax attributes to carry forward:

	Year ended December 31, 2016	Expiry Date

Canada
Non capital losses	$8,628	2034-2036
Tax basis of mining interests	$152,834	Indefinite
Tax basis of plant and equipment	$188,643	Indefinite
Investment tax credits	$12,187	2017-2030
Financing costs	$1,826	2017-2020

Australia
Non capital losses	$188,890	Indefinite
Tax basis of mining interests	$33,054	Indefinite
Tax basis of plant and equipment	$88,511	Indefinite

14. ACCOUNTS RECEIVABLE

As at December 31,	2016	2015
Trade receivables	$874	$5,138
Sales tax and other statutory receivables	5,765	556
Other receivables	842	147
	$7,481	$5,841

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2016 are past due.

Trade receivables represent value of gold doré sold as at year end for which the money is not yet received; gold sales are generally settled within 1-2 weeks after delivery to the refinery, as such there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counter party, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Accounts receivable at December 31, 2016 and 2015 are denominated in Canadian and Australian dollars (being the functional currency of the Company’s Canadian and Australian operations, respectively), as follows:

As at December 31,	2016	2015
Canadian dollars	$5,521	$5,841
Australian dollars	1,960	-
	$7,481	$5,841

15. INVENTORIES

As at December 31,	2016	2015
Gold doré	$1,265	$145
Gold in circuit	16,010	4,211
Ore stockpiles	5,581	388
Supplies and consumables	18,070	5,226
	$40,926	$9,970

The cost of gold inventories and ore stockpiled (“metal inventory”) recognized as an expense in 2016 and stub year 2015 is $198,026 and $64,473, respectively (note 8). There were no write downs or reversals of write downs of inventory to net realizable value during the year ended December 31, 2016 and stub year 2015.

Metal inventory at December 31, 2016 includes a $2,353 fair value adjustment for the acquired Newmarket metal inventory (note 6(a)). $6,479 of the fair value adjustment at date of acquisition (November 30, 2016) has been recognized as an expense for December 2016.

16. OTHER LONG-TERM ASSETS

As at December 31,	2016	2015
Available for sale investments	$5,885	$-
Due from royalty holder	-	2,449
Other	302	533
	$6,187	$2,982

Available for sale investments

Movements for the available for sale investments for the year ended December 31, 2016 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Year ended December 31, 2016
Balance at begining of year	$-
Acquired as part of Newmarket acquisition note 6(a)	5,425
Acquired as part of St Andrew acquisition note 6(b)	154
Unrealized gain	340
Foreign currency translation	(34)
Available for sale investments, end of year	$5,885

Available for sale investments at December 31, 2016 include $4,199 fair value of the Company’s investment in JDS Silver Inc. (“JDS”), a private company incorporated in British Columbia and $1,686, being the fair value of the Company’s investment in several public companies; the Company has a 6% interest on JDS and interest varying between 0.1% and 10% on the various public companies.

During 2016, the Company recorded a $340 after tax unrealized gain in other comprehensive income representing the change in the market value of its available for sale investments during the year.

Due from royalty holder

In 2015, upon completion of a sales tax audit by the Canada Revenue Agency (“CRA”), the Company received a reassessment which determined that certain royalty payments received by the Company in 2013 were subject to HST. The Company disputed the CRA assessment and filed a Notice of Objection in early 2015. At the same time the Company paid to the CRA a total of C$7,348 in 2015 (HST for C$6,778 and C$440 for interest and penalties), pending the outcome of the dispute.

The Company recovered from the royalty holder half of the disputed HST amount paid to the CRA (C$3,674) and agreed to recover the remaining half once the dispute with the CRA was resolved. The balance of $2,449 (C$3,674) was recorded as a receivable from the royalty holder at December 31, 2015. No receivable was recorded for the amount paid to CRA for penalties and interest since the outcome of the Notice of Objection was unknown.

The Company was successful in its appeal and in December 2016 received a refund of $5,400 (C$7,348) from CRA, which included the paid HST as well as the amount paid for penalties and interest, the latter recorded in other income in 2016. The Company refunded to the royalty holder the amount received in 2015.

17. RESTRICTED CASH

As at December 31,	2016
Cash collateral relating to rehabilitation performance guarantees	$19,019
Other restricted cash	1,023
$20,042

Movements on the restricted cash balances for the year ended December 31, 2016 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Year ended December 31, 2016
Balance at begining of year	$-
Acquired as part of Newmarket arrangement note 6(a)	19,369
Acquired as part of St Andrew acquisition note 6(b)	8,103
Replaced with surety bonds	(7,846)
New letters of credits issued	229
Foreign currency translation	187
Restricted cash, end of year	20,042

Cash collateral related to rehabilitation performance guarantees includes $18,885 (A$26,135) for performance guarantees provided by the Company to the State of Victoria and Northern Territory governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements in Australia. The remaining balance of $134 (C$180) represents letters of credit with the Ministry of Northern Development and Mines ("MNDM") in Canada for future reclamation and rehabilitation of the Company’s sites in Canada. The guarantees and letters of credit are secured by cash deposits and are restricted and not available for current operations.

On January 26, 2016 (date of acquisition), St Andrew held $8,103 (C$11,394) in restricted cash. During 2016 the Company completed a surety bond arrangement with Liberty Mutual Insurance Company (the “Issuer”) for $7,570 (C$10,240), whereby the Company replaced the letters of credit with MNDM with unsecured surety bonds; the same amount was transferred from restricted cash to cash and cash equivalents. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any portion of the Closure Plans by way of a drawdown of the surety bonds as directed by the MNDM.

The restricted cash outstanding as at December 31, 2016 includes $950 (C$1,275) for letters of credit with the Independent Electricity System Operator of Ontario (“IESO”), the Company’s power provider for its operations in Ontario, which were issued under an agreement between the Company and the IESO. These funds are restricted and not available for current operations.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

18. MINING INTERESTS AND PLANT AND EQUIPMENT

		Non	Total Mining	Plant and
Year ended December 31, 2016	Depletable	depletable	Interest	equipment	Total
Cost
At January 1, 2016	$198,162	$41,530	$239,692	$121,325	$361,017
Additions, including transfer from construction in progress	58,007	216	58,223	27,587	85,810
Construction in progress, net of transfers to plant and equipment	-	-	-	3,748	3,748
Buyback of royalty	30,669	-	30,669	-	30,669
Acquisition of St Andrew Goldfields note 6(b)	44,007	-	44,007	50,245	94,252
Acquisition of Newmarket Gold note 6(a)	352,359	95,076	447,435	102,140	549,575
Change in environmental closure assets (estimate and discount rate)	10,366	44	10,410	-	10,410
Disposals	(130)	-	(130)	(9,523)	(9,653)
Foreign currency translation	(1,010)	(1,032)	(2,042)	3,403	1,361
Cost at December 31, 2016	$692,430	$135,834	$828,264	$298,925	$1,127,189
Accumulated depreciation and depletion
At January 1, 2016	$58,054	$-	$58,054	$41,866	$99,920
Depreciation	-	-	-	20,287	20,287
Depletion	36,079	-	36,079	-	36,079
Disposals	(130)	-	(130)	(7,597)	(7,727)
Foreign currency translation	1,406	-	1,406	1,179	2,585
Accumulated depreciation and depletion at December 31, 2016	$95,410	$-	$95,410	$55,735	$151,145
Carrying value at December 31, 2016	$597,020	$135,834	$732,854	$243,190	$976,044

		Non		Plant and
Eight months ended December 31, 2015	Depletable	depletable	Total	equipment	Total
Cost
At May 1, 2015	$204,473	$47,225	$251,698	$133,474	$385,172
Additions, including transfer from construction in progress	20,398	201	20,599	4,116	24,715
Change in environmental closure assets (estimate and discount rate)	(436)	-	(436)	1,412	976
Disposals	-	-	-	(874)	(874)
Foreign currency translation	(26,274)	(5,895)	(32,169)	(16,804)	(48,973)
Cost at December 31, 2015	$198,162	$41,530	$239,692	$121,325	$361,017
Accumulated depreciation and depletion
At May 1, 2015	$54,475	$-	$54,475	$40,951	$95,426
Depreciation	-	-	-	7,295	7,295
Depletion	11,051	-	11,051	-	11,051
Disposals	-	-	-	(644)	(646)
Foreign currency translation	(7,471)	-	(7,471)	(5,735)	(13,206)
Accumulated depreciation and depletion at December 31, 2015	$58,054	$0	$58,054	$41,866	$99,920
Carrying value at December 31, 2015	$140,107	$41,530	$181,637	$79,458	$261,097

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Mining Interests

Depletable mining interests at December 31, 2016 and 2015 includes carrying value of the assets for the producing mines in Canada for $257,510 and $140,107, respectively (Macassa Mine and Holt Complex and related mills, with the Holt complex acquired in January 26, 2016) and Australia for $339,512 (Fosterville and Cosmo mines and respective mills, acquired on November 30, 2016), with the remainder of the change from the date of acquisition being due to foreign exchange impact.

Non-depletable mining interests at December 31, 2016 and 2015 includes $43,026 and $41,530, respectively for the carrying value of previously acquired interest in exploration properties around the Company’s Macassa Mine in Canada, with the change in value related primarily to impact of foreign exchange; and $92,807 for the carrying value of various acquired exploration properties in Australia, with the remainder of the change from the date of acquisition being due to foreign exchange impact.

On November 3, 2016, the Company acquired 1% of the 2.5% net smelter return royalty on the Macassa property from Franco-Nevada Canada Holdings Corp. ("FNV") for a cash payment of $30,669.

Plant and Equipment

Plant and equipment at December 31, 2016, includes $3,748 of construction in progress (December 31, 2015 - $5,431). Plant and equipment also includes costs of $47,635 (2015 - $19,892) and accumulated depreciation of $10,682 (2015 - $4,790) related to capital equipment and vehicles under finance leases (note 20).

During 2016 the Company disposed of certain old equipment and recognized a loss of $1,926 (stub year 2015 – loss of $229); the Company also sold a non-core exploration property for $776 and recognized a gain for the same amount.

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2016	2015
Trade payable and acrued liabilities	$57,897	$8,242
Payroll and government remitances	14,179	11,203
	$72,076	$19,445

Accounts payable are non-interest bearing and are generally due within 30 days or payable on demand. The Company has cash management processes in place to ensure all payables are paid within their credit terms.

The fair value of accounts payable and accrued liabilities approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractor services. These payables do not accrue interest and no guarantees have been granted.

Trade payables and accrued liabilities at December 31, 2016 and 2015 are denominated in the following currencies:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

As at December 31,	2016	2015
Canadian	$42,517	$19,445
Australian	26,970	-
USD	2,589	-
	$72,076	$19,445

20. FINANCE LEASES

Finance leases and other loans at December 31, 2016 and 2015 include the obligations of the Company under various equipment and vehicle finance leases; the finance leases expire between January 31, 2017 and February 28, 2021 and bear interest between 3.07% and 9.73% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

The following schedule outlines the total minimum loan payments due for the finance lease obligations over their remaining terms as at December 31, 2016 and 2015:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Not later than one year	$13,531	$4,587
Later than one year and not later than five years	15,947	6,239
Less: Future finance charges	(1,444)	(592)
Present value of minimum lease payments	$28,034	$10,234
Less: Current portion	(12,877)	(4,254)
Non-current portion	$15,157	$5,980

Operating line of credit and lease facilities

The Company has a credit facility for a maximum of C$42,680 comprised of a revolving operating loan facility (C$20,000) and equipment lease facilities (for C$15,680). Amounts outstanding under the operating line are secured by various assets of the Company, including cash, accounts receivable and inventory; the amounts financed under the lease facilities are secured with the equipment under the respective lease facilities. The credit facility contains certain financial covenants, which the Company was in compliance with at December 31, 2016. The Company also had a USD revolving credit facility of up to a maximum of $10,000, which was cancelled on April 26, 2016.

No amount was drawn under the revolving operating facility as at December 31, 2016 and 2015; the Company pays a standby rate of 1.5% on any undrawn amount.

Subsequent to year end, on February 15, 2017, the Company amended the credit facility which included the cancellation of the C$20,000 revolving operating loan facility and increasing the lease facilities to C$27,400.

At December 31, 2016, C$10,834 were drawn under the lease facilities (December 31, 2015 - C$9,300). Amounts drawn under the equipment lease facilities are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into; all obligations under these agreements are included in finance lease liability at December 31, 2016 and 2015.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

21. SHARE BASED LIABILITIES

Pursuant to the terms of the Arrangement Agreement entered into between Old Kirkland Lake and Newmarket (note 6 (a)), the Newmarket executive based compensation plan (the “Company’s Plan”) superseded the Old Kirkland Lake existing compensation plans, however, awards outstanding under the Old Kirkland Lake Incentive Plan (the “Old Kirkland Plan”) prior to November 30, 2016, continue to be governed by the terms of the Old Kirkland Plan.

The Company’s Plan provides for the issuance of options or units respectively to employees, directors, or officers of the Company or any of its subsidiaries or affiliates, consultants, and management employees. The aggregate number of the Company’s shares available at all times for issuance under the Company’s Plan or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 9,500,000 of the Company’s shares. On completion of the Arrangement with Old Kirkland Lake all previously granted Newmarket stock options and Newmarket share units became fully vested.

The Board of Directors has the power to determine terms of any options and units granted under the Company’s incentive plans, including setting exercise prices, vesting terms and expiry dates.

Pursuant to the Old Kirkland Lake Plan, the Company may grant deferred shared units (“DSUs”) to its non-executive directors. Each DSUs issued entitle the holder upon retirement to a cash payment equal to the market value of one common share of the Company.

As a result of the Arrangement with Newmarket the Company assumed phantom stock units previously granted to certain Australian employees, all of which vested at the date of transaction. Each of the phantom units entitles the holder to a cash payment on exercise based on the market value of the Company’s shares on the date of exercise less the strike price of the phantom share unit.

DSUs are recorded at the fair market value at the date of grant and marked to market at each period end. Phantom share units are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s shares and are revalued at each reporting date based on the difference between the quoted market price of the Company’s shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in the consolidated statement of operations with a corresponding entry in share based liabilities.

Changes in the number of DSUs and phantom units outstanding during the year ending December 31, 2016 are as follows (no DSUs issued in stub year 2015):

	DSUs	Phantom share units
Opening balance	-	-
Granted	70,623	-
Assumed with the Newmarket transaction	-	107,287
Redeemed	(30,267)	(19,395)
Balance at December 31, 2016	40,356	87,892

Changes on the share based liabilities during the year ending December 31, 2016 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Year ended December 31, 2016
Opening liability	$-
Share based payment expense	443
Redeemed DSUs (cash payments)	(210)
Foreign currency translation	(19)
Deferred share units liability	$214
Phantom unit liability assumed with Newmarket arrangement	382
Redeemed phantom units (cash payments)	(100)
Share based payment expense	(52)
Foreign currency translation	(8)
Total share based payment liability	$436

22. CONVERTIBLE DEBENTURES .

	Year ended December 31, 2016	Eight months ended December 31, 2015
Carrying amount, beginning of period	$78,807	$88,627
Interest payable	-	2,055
Repurchase of convertible debentures	(466)	(1,445)
Interest expense and unwinding of discount	10,346	6,956
Interest payments	(6,157)	(6,201)
Foreign currency translation	2,431	(11,182)
Carrying amount, end of year	$84,961	$78,807
Current portion	84,961	-
Long term balance	$-	$78,807

On July 19, 2012, the Company completed a C$57,500 private placement of convertible unsecured subordinated debentures (“6% debentures”) for net proceeds of C$54,800. The debentures bear interest at 6% per annum, payable semi-annually. The debentures are convertible, at the option of the holders, into 3,833,333 common shares (C$15.00 per share) until the earlier of the last business day immediately preceding their maturity on June 30, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures until their maturity on June 30, 2017, subject to certain conditions, by providing appropriate notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

On November 7, 2012, the Company completed a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bear interest at 7.5% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 5,036,496 common shares (C$13.70 per share) until the earlier of the last business day immediately preceding their maturity on December 31, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures from December 31, 2015 until their maturity on December 31, 2017, subject to certain conditions, by providing 30 to 60 day notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using a rate applicable to a non-compound debt instrument. The excess of the proceeds over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition. The Company received net proceeds of $93,920 (C$120,625) of which $15,674 (C$20,330) was recorded as a component of shareholder’s equity.

On April 3, 2015, the Company launched a Normal Course Issuer Bid ("NCIB") on the TSX to purchase up to C$5,750 of the 6% debentures, and up to C$6,900 of the 7.5% debentures. Purchases of the debentures pursuant to the NCIB could be made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016, or such earlier time as the Bid was completed or terminated at the option of the Company. The Company would pay the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB will be cancelled.

The Company has repurchased a total of C$663 of the 6.0% debentures (C$591 and C$72, respectively during 2016 and stub year 2015) and C$6,952 of the 7.5% debentures (C$52 and C$1,900, respectively during 2016 and stub year 2015, with C$5,000 purchased before May 1, 2015).

As at December 31, 2016, the principal outstanding under the debentures is C$118,885 (December 31, 2015 – C$119,528). The fair value of the debentures as at December 31, 2016 was C$122,761 (December 31, 2015 - C$117,264), determined based on the market price of the debentures at each year end.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

23. PROVISIONS

As at December 31,	2016	2015
Environmental rehabilitation provision	$55,971	$4,753
Long service leave	5,812	-
Other	186	-
Total provisions	$61,969	$4,753
Current provisions	20,975	-
Long term balance	$40,994	$4,753

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

Movements on the environmental rehabilitation provision for the year ended December 31, 2016 and stub year 2015 are as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Balance, beginning of period	$4,753	$5,856
Change in estimates	10,266	(436)
Acquired with business combinations note 6	41,300	-
Site closure and reclamation costs paid	(403)	-
Unwinding of discount on rehabilitation provision	377	66
Foreign currency translation	(322)	(733)
Balance, end of the period	$55,971	$4,753
Current portion	16,397	-
Long term balance	$39,574	$4,753

During 2016 the Company informed the Ontario Ministry of Northern Development and Mines that it intends to undertake additional reclamation work ($10,427 or C$14,000, included in the current provision at December 31, 2016), not previously contemplated in the closure plan for the Macassa Mine Complex.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Assumptions used on valuing the environmental provision as at December 31, 2016 and 2015 are as follows:

As at December 31, 2016	Estimated Closure Period	Inflation Rate	Risk free rate	Undiscounted estimated closure costs
Canadian Operations
Macassa Mine Complex	2017, 2030	2.00%	2.14%-2.40	$18,068
Holt Complex	2018 - 2023	1.69%	3.89%	$8,716
Australian Operations
Fosterville Gold Mine	2021	2.50%	2.32%	$8,570
Northern Territories Operations	2022	2.50%	1.96%	$22,495
Stawell Mine	2019	2.50%	1.96%	$5,978

As at December 31, 2015	Estimated Closure Period	Inflation Rate	Discount Rate	Undiscounted estimated closure costs
Canadian Operations
Macassa Mine Complex	2030	2%	2.14%-2.40%	$7,412

All estimates and assumptions are reviewed regularly to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and the probability of expected future service and earnings. As at December 31, 2016, the total accrued long service leave was $5,812, of which $4,391 included in the current provision.

24. SHAREHODERS’ EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a) SHARE CAPITAL

As at December 31, 2016, the Company had 203,031,934 common shares outstanding. In addition to the shares issued for completing the business combinations in 2016, the Company completed two flow through financings in 2016.

On December 23, 2016, the Company closed a flow through financing for aggregate gross proceeds of $5,172 (C$7,000) consisting of the issue and sale of 691,700 flow through common shares at a price of C$10.12 per share. The net proceeds of $5,157 (C$6,980) were recorded as share capital $3,389 (C$4,587) and deferred premium liability of $1,768 (C$2,393); the deferred premium will be recognized as other income as the Company incurs Canadian exploration eligible flow through expenditures (“CEE”). No expenditures were incurred in 2016 in relation to the financing; the Company has until December 31, 2017 to fulfil its obligation by incurring CEE.

On July 13, 2016, the Company closed a flow through financing for gross proceeds of $11,568 (C$15,000), consisting of the issue and sale of 1,047,340 post consolidation flow through common shares at a price of C$14.32 per share. The net proceeds of $11,521 (C$14,937) were recorded as share capital $9,405 (C$12,194) and deferred premium liability of $2,116 (C$2,743). As at December 31, 2016, $4,904 (C$6,484) of CEE was spent in relation to the financing and an amortization of the deferred premium of $897 was recorded as other income; the Company has until December 31, 2017 to spend the remaining C$8,456 on CEE.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Movements on the deferred premium liability as at December 31, 2016 are as follows:

Year ended December 31, 2016
Balance at beining of year	$-
Deferred premium liability on flow throgh share issuances	3,885
Amortisation of deferred premium liability	(897)
Foreigh currency translation	(45)
$2,943

(b)    RESERVES

(i)    Share based compensation plans

The Company has the following outstanding equity based awards:

Share options

Pursuant to the terms of the Company’s Plan (note 21), Kirkland Lake Gold may grant stock options to eligible participants, which includes officers, employees and consultants of the Company. The exercise price of a stock option granted shall be not less than the greater of (i) the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days immediately prior to the grant date, and (ii) the closing price of the shares on the TSX on the trading day immediately prior to the grant date. Pursuant to the terms of the Old Kirkland Lake Plan (note 21), stock options shall have a maximum term of five years and will generally be terminated 90 days after a participant ceases to be an officer, employee, or consultant.

Movements in share options during the year ended December 31, 206 and stub year ended December 31, 2015 were as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

	Year ended December 31, 2016		Eight months ended December 31, 2015
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Opening Balance	3,920,800	$5.85	4,107,800	$5.82
Granted	30,000	5.31	648,000	4.91
Assumed on St Andrew acquisition	1,566,876	6.86	-	-
Assumed on Newmarket acquisition	4,625,161	3.52	-	-
Exercised	(2,173,306)	3.51	(647,500)	3.02
Expired	(448,224)	17.52	(74,000)	17.32
Forfeited	(7,000)	6.83	(113,500)	8.11
Stock options outstanding, end of year	7,514,307	4.60	3,920,800	5.85
Stock options exerciseable, end of year	7,180,808	$4.73	2,173,300	$7.24

The weighted average fair value of the share options granted under the Old Kirkland Lake Plan during the year ended December 31, 2016 is C$2.43 per share (stub year ended December 31, 2015 – C$2.39) . Options are priced using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company and the mining industry.

The fair value of options granted under the Old Kirkland Lake Plan during the year ending December 31, 2016 and stub year ended December 31, 2015 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Weighted average exercise price per share	C$5.31	C$4.91
Risk-free interest rate	0.45%	0.56%
Expected volatility	67%	67%
Expected life	3.91 years	3.25 years
Expected dividend yield	0%	0%
Expected forfeiture rate	5.45%	5.42%
Weighted average per share grant date fair value	C$2.43	C$2.26

Options assumed with the business combinations in 2016 were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumed on the	St Andrew Acquisition	Nemarket Arrangement
Exercise price per share	C$6.86	C$3.52
Risk-free interest rate	0.72%	0.55%
Weighted average per share grant date fair value	C$1.86	C$4.06
Expected volatility	60%	40%
Expected life	3.98 years	0.50 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2016:

	Number of options		Weighted average closing
Grant price	exercised	Exercise dates	share price at exercise date
$2.99 - $6.83	1,196,035	January 1, 2016 to March 31, 2016	$8.79
$2.99 - $6.83	569,607	April 1, 2016 to June 30, 2016	$10.88
$2.99 - $6.83	366,998	July 1, 2016 to September 30, 2016	$11.25
$3.16 - $5.81	40,666	October 1, 2016 to December 31, 2016	$9.13
	2,173,306		$9.76

For the stub year ended December 31, 2015

	Number of options		Weighted average closing
Grant price	exercised	Exercise dates	share price at exercise date
$2.99	100,000	May 1, 2015 to July 31, 2015	$5.74
$2.99 - $4.97	547,500	August 1, 2015 to October 31, 2015	$5.55
	647,500		$5.58

Other equity based instruments

Pursuant to the terms of the Incentive Plan, the Company may grant restricted shares or restricted share units (“RSUs”) as well as performance share units (“PSUS) to eligible participants. The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date.

Each RSU and PSU represents one common share of the Company which entitles a participant to receive a common share issued from treasury, a cash payment equal to the fair market value of a common share on the date of vesting, or a combination thereof, at the discretion of the Company’s Compensation Committee. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the underlying Kirkland Lake Gold shares.

Movements in the number of the equity based instruments for the year ended December 31, 2016 were as follows (none issued in the stub year ended December 31, 2015) is as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Year ended December 31, 2016	PSUs	RSUs
Balance at January 1, 2016	-	-
Granted	137,272	157,272
Assumed with the Newmarket acquisition	1,620,857	-
Cancelled	(16,767)	(26,767)
Redeemed	(33,791)	(21,916)

Balance at December 31, 2016	1,707,571	108,589

(ii)        Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and transaction costs (expense related to the vesting of certain officers of the Company terminated upon completion of the Newmarket arrangement).

	Year ended December 31, 2016	Eight months ended December 31, 2015
PSU share based payment expense	$162	$-
PSU cash payments	36	-
RSU share based payment expense	205	-
RSU cash payments	70	-
Stock options share based payment expense	846	1,008
Equity based instruments share based payment expense	$1,319	$1,008

Cash settled instruments share based payment expense note 21	$391	$-

Total share based payment expense	$1,710	$1,008

The allocation of share based payments on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2016 and stub year ended December 31, 2015 is as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015
General and administrative	$1,230	$751
Transaction costs	137	-
Production costs	343	257

Total share based payment expense	$1,710	$1,008

(iii)       Basic and diluted income per share

Basic and diluted income per share for the year ended December 31, 2016 and stub year ended December 31, 2015 is calculated as shown in the table below. The diluted income per share for the year ended December 31, 2016 and stub year ended December 31, 205 includes the impact of certain outstanding options, Performance share units and restricted share units; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

	Year ended
	December 31,	Eight months ended
	2016	December 31, 2015
Net earnings	$42,107	$5,731
Weighted average basic number of common shares outstanding (in '000s)	121,172	80,571
Basic earnings per share	$0.35	$0.07
Weighted average diluted number of common shares outstanding (in '000s)	123,889	81,181
Diluted earnings per share	$0.34	$0.07

Weighted average diluted number of common shares for year ended December 31, 2016 and stub year ended December 31, 2015 is calculated as follows:

	Year ended
	December 31,	Eight months ended
	2016	December 31, 2015
Weighted average basic number of common shares outstanding (in '000s)	121,172	80,571
In the money shares - share options (in '000s)	2,478	610
In the money shares - RSUs (in '000s)	239	-
Weighted average diluted number of common shares outstanding	123,889	81,181

25. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2016, the Company’s cash and cash equivalents balance of $234,898 (December 31, 2015 – $67,718) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015	Year ended April 30, 2015
Change in non-cash working capital*
Decrease (increase) accounts receivable	$1,372	(2,757)	(1,184)
Decrease (increase) in inventories	9,589	(4,043)	673
Increase in prepaid expenses	(2,286)	1,448	1,927
Increase in accounts payable and acrued liabilities	27,844	4,564	118
	$36,519	($788)	$1,534

*Exclude impact of work ing capital acquired with business combinations (note 6)

Investing and Financing non-cash transactions

Property, plant and equipment acquired financed through capital leases	$15,864	$590	$1,076
Other information
Interest paid	$7,172	$6,680	$8,790

26. OPERATING SEGMENTS

As a result of the acquisitions of Newmarket and St.Andrew, the Company now operates multiple gold mines in Canada and Australia (two geographical segments), including the Macassa Mine complex and Holt Complex in Northern Ontario, Canada, and the Fosterville, Cosmo and Stawell gold mines in Australia. The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The Macassa Mine and Mill Complex was the sole operating segment for the in the stub year ended December 31, 2015 and the year ended April 30, 2015.

The information reported below as at and for the year ended December 31, 2016 is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

As at and for the year ended December 31, 2016
			Total				Total
	Macassa	Holt	Canadian		Northern		Australian
	Mine	Complex	Operations	Fosterville	Territory	Stawell	Operations	Corporate	Total
Revenue	$213,496	$159,237	$372,733	$22,950	$7,658	$3,323	$33,931	$-	$406,664
Production costs	(91,279)	(80,129)	(171,408)	(14,637)	(6,797)	(5,527)	(26,961)	-	(198,369)
Royalty expense	(5,070)	(9,999)	(15,069)	(483)	-	(34)	(517)	-	(15,586)
Depletion and depreciation	(31,345)	(18,077)	(49,422)	(8,326)	(1,217)	(96)	(9,639)	(5)	(59,066)
Earnings (loss) from mine operations	85,802	51,032	136,834	(496)	(356)	(2,334)	(3,186)	(5)	133,642
Expenses
General and administrative	-	-	-	-	-	-	-	(11,991)	(11,991)
Transaction costs	-	-	-	-	-	-	-	(17,746)	(17,746)
Exploration and evaluation	(8,621)	(5,881)	(14,502)	(346)	(969)	(22)	(1,337)	-	(15,839)
Care and maintenance	-	(80)	(80)	-	62	(4,038)	(3,976)		(4,056)
Earnings (loss) from operations	77,181	45,071	122,252	(842)	(1,263)	(6,394)	(8,499)	(29,742)	84,010
Other (loss) income	(859)	764	(95)	(10)	25	-	15	228	148
Finance items
Finance income	-	-	-	-			-	843	843
Finance costs	(200)	(123)	(323)	(15)	(32)	(110)	(157)	(11,258)	(11,738)
Net earnings (loss) before taxes	76,122	45,713	121,835	(867)	(1,270)	(6,504)	(8,641)	(39,929)	73,263
Current income tax expense	(194)	(2,662)	(2,856)	56	-	-	56	-	(2,800)
Deferred tax recovery (expense)	(18,947)	(12,009)	(30,956)	602	-	1,877	2,479	121	(28,356)
Net earnings (loss)	$56,981	$31,042	$88,023	($209)	($1,270)	($4,627)	($6,106)	($39,808)	$42,107
Expenditures on:
Mining interest	$33,551	$21,590	$55,141	$2,862	$178	$42	$3,082	$-	$58,223
Property, plant and equipment	7,616	6,646	14,262	539	472	198	1,209	-	15,471
Total capital expenditures	$41,167	$28,236	$69,403	$3,401	$650	$240	$4,291	$-	$73,694

Total assets	437,291	$200,580	$637,871	80,618	$67,708	$11,709	$160,035	$500,767	$1,298,694
Total liabilities	177,360	$39,943	$217,303	$23,602	$27,274	$11,372	$62,248	$113,229	$392,780

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

27. FINANCIAL INSTRUMENTS

Management of capital risk

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operations, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and convertible debentures.

The Company’s capital at December 31, 2016 and 2015 is as follows:

As at December 31,	2016	2015
Share capital	$900,389	$288,556
Equity portion of convertible debentures	15,674	15,674
Reserves	(21,588)	(47,697)
Retained earnings (deficit)	11,439	(30,668)
Liability portion of convertible debentures note 22	84,961	78,807
	$990,875	$304,672

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2016 and 2015 are as follows:

As at December 31,	2016	2015
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$234,898	$67,718
Restricted cash	20,042	-
	$254,940	$67,718

Loans and receivables, measured at amortized cost
Accounts receivable	$7,481	$5,841
Available for sale, measured at fair value
Investment in public and private companies note 16	$5,885	$-

Financial Liabilities
Other financial liabilities, measured at fair value
Shared based liabilities note 21	$436	$-
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$72,076	$19,445
Convertible unsecured debentures	$84,961	$78,807

Fair values of financial instruments

The fair values of cash and cash equivalents, restricted cash and accounts payable and accrued liabilities, approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at December 31,	2016	2015

Level 1

Cash and cash equivalents	$234,898	$67,718
Restricted cash	$20,042	-
Available for sale investments - publicly traded note 16	$1,686	-

Level 2

Share based liabilities note 21	$436	$-

Level 3

Available for sale investments - privately held note 16	$4,199	$-

Financial risk factors

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the statement of financial position. At December 31, 2016, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from operations.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions from which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2016, the Company had a net working capital of $92,308, including cash and cash equivalents of $234,898.

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

Market risk

(a)   Foreign currency risk

The Company is exposed to foreign currency risk as gold is priced in US dollars and the functional currency of the Ontario operations is the Canadian dollar and the functional currency of the Australian operations is the Australian dollar. The development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars. However, gold is priced on international markets in US dollars, the Company’s reporting currency.

At December 31, 2016, the Canadian dollar was worth $0.74 US dollars (December 31, 2015 - $0.72) and the Australian dollar was worth $0.72 US dollars (December 31, 2015 - $0.73) .

During the year ended December 31, 2016, the average exchange rate of the Canadian dollar against the US dollar was $0.75 (year ended December 31, 2015 – $0.78) and the average exchange rate of the Australian dollar against the US dollar was $0.74 (year ended December 31, 2015 – $0.75).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

The Company’s cash and cash equivalents were held in the following currencies as at December 31, 2016 and 2015:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Canadian	$155,366	$62,971
Australian	73,755	-
US	5,777	4,747
	$234,898	$67,718

The Company’s restricted cash is held in Australian and Canadian dollars.

(b)        Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments. A 1% change in the short-term rates would have had an effect on interest income and earnings before income tax in 2016 of approximately $1,300.

The finance lease and other obligations and convertible debentures bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities or the statement of operations.

28. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Offiicer salaries and short-term benefits	$1,463	$728
Share based payments	1,799	429
Directors fees	522	162
Severance payments	1,928	715
	$5,712	$2,034

The remuneration of directors and executive officers for the year ended April 30, 2015 was $1,392. Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

29.    COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Contractual obligations of the Company as at December 31, 2016 are as follows:

As at December 31, 2016
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$72,076	$72,076	$-	$-	$-
Convertible debentures	93,281	93,281	-	-	-
Finance lease payments	29,123	13,117	15,876	130	-
Office rent and other obligations	2,514	1,277	606	631	-
Income taxes payable	3,747	3,747
Environmental rehabilitation provision	63,828	14,880	-	-	48,948
Provisions - employee entitlements	5,812	4,391	1,421	-	-

	$270,381	$202,769	$17,903	$761	$48,948

Convertible debentures obligation includes principal and interest payments.

The Company has royalty obligations on its various mines sites as discussed below:

-

A 1.5% net smelter return (“NSR”) royalty to Franco-Nevada Corporation (“FNV”) on production from the Company’s Macassa property. The previous royalty amount of 2.5% was reduced in 2016 when the Company exercised its option to buy back 1% of the Macassa royalty for $30,532. For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine and a 1% NSR royalty on the Stawell Gold Mine, each payable as applicable quarterly to AuRico Metals Inc. The Stawell Gold Mine is further subject to a A$2 per ounce royalty payable on gold produced from the Stawell mining license.

-	A 1% NSR on production from the Taylor mine; a sliding scale NSR linked to the gold price for the Holt and Holloway mines with the NSR paid for 2016 at ~10%.

-

A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

-

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at December 31, 2016, approximately 1,126,840 ounces of gold had been treated in the plant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016, THE EIGHT MONTHS ENDED DECEMBER 31, 2015, AND
THE YEAR ENDED APRIL 30, 2015
(in thousands of United States Dollars, except per share amounts)

30.    SUBSEQUENT EVENTS

On April 21, 2017, the Company acquired 10,357,143 units of Metanor Resources Inc. (“Metanor”), a Company listed on the Toronto Venture Exchange, at a price of C$0.70 per unit through a private placement offering for total proceeds of $5,585 (C$7,250). Each unit consists of one common share and one half common share purchase warrant. Each full warrant entitles the Company to acquire one common share of Metanor at a price of C$0.90 until April 21, 2019. At date of acquisition and June 30, 2017, the Company beneficially owns 12.7% of issued and outstanding common shares of Metanor excluding the impact of the common share purchase warrants. The Metanor acquired shares will be classified as an available for sale investment.

On May 15, 2017, the TSX approved the Company’s NCIB to purchase up to 15,186,571 common shares of the Company, representing 10% of the issued and outstanding common shares in the public float as of May 11, 2017. Repurchases of common shares pursuant to the NCIB are permitted from May 17, 2017 to May 16, 2018, or such earlier time as the NCIB is completed or terminated by the Company.

On June 30, 2017, the Company purchased 17,857,000 common shares of Bonterra Resources Inc. (“Bonterra”) at a price of C$0.50 per share for an aggregate purchase price of C$8,928. The Bonterra acquired shares will be classified as an available for sale investment. The Company owns 9% of the total number of shares outstanding. The acquired shares were valued at the purchase price at the date of acquisition at $6,878 (C$8,928).

On June 30, 2017, the Company redeemed all of the 6% debentures (note 22) for C$58,542 (including C$1,705 of interest accrued to the maturity date of June 30, 2017).